SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2012
Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Extract of the Meeting of the Audit Committee of Companhia Siderúrgica Nacional – CSN

Date: March 26, 2012	Report no. 77

Participants

Name	Unit
Fernando Perrone	Member of the Audit Committee
Yoshiaki Nakano	Member of the Audit Committee
Piedade Mota da Fonseca	Internal Audit Department
Rogério Leme Santos	Controlling Department
Daniel Milani	Controlling Department
Carla Bellangero	KPMG Auditores Independentes
Marcos Montesani	KPMG Auditores Independentes
Fábio Trindade	KPMG Auditores Independentes
Angélica Maria de Queiroz	Committee Advisor
Claudia Maria Sarti	Secretary of the Meeting

The Audit Committee met to review the Company’s Financial Statements for the year ended December 31, 2011.

Prior to the meeting, the preliminary financial statements were circulated to the Audit Committee, who forwarded their comments to Management.

Rogério Leme Santos presented the Company’s 2011 results.

The Audit Committee then received the representatives of KPMG, who presented the process of concluding the audit of the 2011 financial statements.

After reviewing and discussing the audited financial statements and Management’s Annual Report, and having obtained the necessary clarifications, the Audit Committee decided to recommend that the audited financial statements for the year ended December 31, 2011 be approved by the Board of Directors.

Signatures

Name	Signature
Fernando Perrone
Yoshiaki Nakano
Claudia Maria Sarti - secretary

1/1

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 27, 2012

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ David Moise Salama
David Moise Salama Investor Relations Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.